

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Malcolm Wilson
Chief Executive Officer
GXO Logistics, Inc.
Five American Lane
Greenwich, CT 6831

       Re: GXO Logistics, Inc.
          Amendment No. 1 to
          Draft Registration Statement on Form 10-12B
          Submitted May 14, 2021
          CIK No. 0001852244

Dear Mr. Wilson :

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10

Risks Related to Our Common Stock
GXO's amended and restated certificate of incorporation will contain an exclusive forum provision..., page 35

1.   You state that your forum selection provision will identify a Delaware state court (or, if no jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." You also state that the provision will apply to state and federal law claims, including claims under the federal securities laws, including the Securities Act and the Exchange Act. However, you revised corresponding disclosure under "Exclusive Forum" on page 113 such that it provides a

different description regarding the provision. Please provide consistent disclosure as to whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. If it does, please state that there is uncertainty as to whether a court would enforce it. If it applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Viktor Sapezhnikov